Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Liberty Media Corporation:

We consent to the incorporation by reference in the registration statement on Form S-8, regarding the Liberty Media 401(k) Savings Plan, of our reports, dated February 28, 2014, with respect to the consolidated balance sheets of Liberty Media Corporation and subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of operations, comprehensive earnings (loss), cash flows, and equity for each of the years in the three-year period ended December 31, 2013, and the effectiveness of internal control over financial reporting as of December 31, 2013.

/s/ KPMG LLP

Denver, Colorado
July 23, 2014